                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.____)*

                           CARRIZO OIL & GAS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   COMMON STOCK, PAR VALUE $.01 PER SHARE

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 144577 10 3
                      ------------------------------------
                               (CUSIP Number)

                                  Julia Murray
                           General Counsel - Finance
                     Enron Capital & Trade Resources Corp.
                               1400 Smith Street
                               Houston, TX  77002
                               (713) 853-6161
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               January 8, 1998
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

 CUSIP NO. 144577 10 3                                        Page 2 of 17 Pages

                                    SCHEDULE
                                      13D

-------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Enron Capital & Trade Resources Corp.
-------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /

                                                                         (b) /X/

         N/A
-------------------------------------------------------------------------------
  3      SEC USE ONLY


-------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /


-------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
     NUMBER OF      7       SOLE VOTING POWER

      SHARES                0
                    -----------------------------------------------------------
   BENEFICIALLY     8       SHARED VOTING POWER

     OWNED BY               1,000,000*
                    -----------------------------------------------------------
       EACH         9       SOLE DISPOSITIVE POWER

     REPORTING
                            0
                    -----------------------------------------------------------
      PERSON        10      SHARED DISPOSITIVE POWER

       WITH                 1,000,000*
-------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,000,000*
-------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES / /

          N/A
-------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.8%**
-------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON

          CO
-------------------------------------------------------------------------------

* Represents shares of Common Stock that may be acquired upon the exercise of certain warrants described herein. Such warrants are not exercisable until January 8, 1999. Accordingly, in accordance with Rule 13d-3, the reporting person disclaims beneficial ownership of such shares until such time as the warrants are exercisable within 60 days.

** Based on information provided by the Issuer as of January 8, 1998.

 CUSIP NO. 144577 10 3                                  Page 3 of 17 Pages

                                   SCHEDULE
                                     13D

------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Joint Energy Development Investments II Limited Partnership
------------------------------------------------------------------------------

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /

                                                              (b) /X/

         N/A
------------------------------------------------------------------------------

  3      SEC USE ONLY


------------------------------------------------------------------------------

  4      SOURCE OF FUNDS

         WC
------------------------------------------------------------------------------

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /


------------------------------------------------------------------------------

  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
------------------------------------------------------------------------------
     NUMBER OF      7       SOLE VOTING POWER

      SHARES                0
                    ----------------------------------------------------------
   BENEFICIALLY     8       SHARED VOTING POWER

     OWNED BY               750,000*
                    ----------------------------------------------------------
       EACH         9       SOLE DISPOSITIVE POWER

     REPORTING
                            0
                    ----------------------------------------------------------
      PERSON        10      SHARED DISPOSITIVE POWER

       WITH                 750,000*
------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          750,000*
------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


          N/A
------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.7% **
------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON
          PN
------------------------------------------------------------------------------


* Represents shares of Common Stock that may be acquired upon the exercise of certain warrants described herein. Such warrants are not exercisable until January 8, 1999. Accordingly, in accordance with Rule 13d-3, the reporting person disclaims beneficial ownership of such shares until such time as the warrants are exercisable within 60 days.

** Based on information provided by the Issuer as of January 8, 1998.

 CUSIP NO. 144577 10 3                              Page 4 of 17 Pages

                                   SCHEDULE
                                     13D

------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Enron Corp.
------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /

                                                              (b) /X/

         N/A
------------------------------------------------------------------------------
  3      SEC USE ONLY


------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         WC
------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /


------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Oregon
------------------------------------------------------------------------------
     NUMBER OF      7       SOLE VOTING POWER

      SHARES                0
                    ----------------------------------------------------------
   BENEFICIALLY     8       SHARED VOTING POWER

     OWNED BY               1,000,000*
                    ----------------------------------------------------------
       EACH         9       SOLE DISPOSITIVE POWER

     REPORTING
                            0
                    ----------------------------------------------------------
      PERSON        10      SHARED DISPOSITIVE POWER

       WITH                 1,000,000*
------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,000,000*
------------------------------------------------------------------------------

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES / /

          N/A
------------------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.8% **
------------------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON
          CO

* Represents shares of Common Stock that may be acquired upon the exercise of certain warrants described herein. Such warrants are not exercisable until January 8, 1999. Accordingly, in accordance with Rule 13d-3, the reporting person disclaims beneficial ownership of such shares until such time as the warrants are exercisable within 60 days.

** Based on information provided by the Issuer as of January 8, 1998.

                           STATEMENT ON SCHEDULE 13D

Note: All information herein with respect to Carrizo Oil & Gas, Inc., a Texas corporation (the "Issuer"), is to the best knowledge and belief of the Reporting Entities (as defined herein). The Reporting Entities disclaim any beneficial ownership of the Issuer's common stock, par value $.01 per share ("Common Stock"), until such time as the Warrants described herein are exercisable within 60 days.

Item 1.  Security and Issuer:

         This statement relates to the shares of Common Stock of Carrizo Oil & Gas, Inc. The address of the principal executive office of the Issuer is 14811 St. Mary's Lane, Suite 148, Houston, Texas 77079.

Item 2.  Identity and Background:

         This statement is being filed by (i) Enron Capital & Trade Resources Corp., a Delaware corporation ("ECT"), whose principal business is the purchase of natural gas, gas liquids and power through a variety of contractual arrangements and marketing these energy products to local distribution companies, electric utilities, cogenerators and both commercial and industrial end users, as well as the provision of risk management services, (ii) Joint Energy Development Investments II Limited Partnership, a Delaware limited partnership ("JEDI II"), which is engaged primarily in the business of investing in and managing certain energy related assets, and (iii) Enron Corp., an Oregon corporation ("Enron"), which is an integrated natural gas and electricity company that engages, primarily through subsidiaries, in the transportation and wholesale marketing of natural gas, the exploration for and production of natural gas and crude oil, the production, purchase, transportation and worldwide marketing and trading of natural gas liquids, crude oil and refined petroleum products, and the purchasing and marketing of electricity and other energy-related commitments. ECT, JEDI II and Enron are referred to herein as the "Reporting Entities." ECT is a wholly-owned subsidiary of Enron. Additional entities that may be deemed to be control persons of JEDI II are (a) Enron Capital Management II Limited Partnership, a Delaware limited partnership and the general partner of JEDI II ("ECMLP II"), whose principal business is to manage oil and gas related investments, (b) Enron Capital II Corp., a Delaware corporation and the general partner of ECMLP II ("ECC II"), whose principal business is to manage oil and gas related investments, and ECT. ECC II is a wholly owned subsidiary of ECT and an indirect, wholly owned subsidiary of Enron.

         The address of the principal business office of ECT, JEDI II, ECMLP II, ECC II and Enron is 1400 Smith Street, Houston, Texas 77002. Schedule I attached hereto sets forth certain additional information with respect to each director and each executive officer of ECT, ECC II and Enron. The filing of this statement on Schedule 13D shall not be construed as an admission that Enron, ECMLP II, ECC II or any person listed on Schedule I hereto is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

         None of the Reporting Entities, nor to their knowledge, ECMLP II or ECC II or any person listed on Schedule I hereto, has been, during the last five years (a) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration:

         On January 8, 1998, pursuant to a Stock Purchase Agreement among ECT, JEDI II and the Issuer (the "Stock Purchase Agreement"), ECT purchased from the Issuer warrants to purchase an aggregate of 250,000 shares of Common Stock and 75,000 shares of the Issuer's 9% Series A Preferred Stock, and JEDI II purchased from the Issuer warrants to purchase 750,000 shares of Common Stock and 225,000 shares of 9% Series A Preferred Stock The aggregate purchase price for such securities was $30,000,000 in cash, of which $22,500,000 was paid by JEDI II and $7,500,000 was paid by ECT. The warrants and 9% Series A Preferred Stock acquired by JEDI II and ECT from the Issuer are herein referred to as the "Warrants" and the "Preferred Stock" respectively. See Item 4 for a more complete description of the Warrants, the Preferred Stock and the transactions contemplated by the Stock Purchase Agreement.

         The source of the funds used for the purchases of the Warrants by ECT and JEDI II was working capital on hand.


Item 4.  Purpose of Transaction:

         The acquisitions of Warrants and Preferred Stock described in Item 3 above were the result of negotiated transactions with the Issuer. The Warrants and Preferred Stock acquired by ECT and JEDI II were acquired for investment purposes. ECT and JEDI II intend to review their investment in the Issuer on a continuing basis and, depending upon the price of, and other market conditions relating to, the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to ECT or JEDI II, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of their investment in the Issuer.

         The Stock Purchase Agreement, the Statement of Resolution relating to the Preferred Stock (the "Statement of Resolution"), the form of Warrant and the Shareholders' Agreement (as defined below), are each incorporated by reference as exhibits to this statement on Schedule 13D and incorporated herein by reference, and the following summaries of the terms of such agreements or instruments are qualified by reference to the actual agreements or instruments.

         Stock Purchase Agreement.   On January 8, 1998, ECT and JEDI II
acquired the Warrants and Preferred Stock described in Item 3, pursuant to the Stock Purchase Agreement. In addition to providing for the transactions described in Item 3, the Stock Purchase Agreement provides that, for so long as ECT, JEDI II and their respective affiliates hold more than 51% of the Preferred Stock, ECT is generally entitled to designate persons to attend meetings of the board of directors of the Issuer as observers and to receive certain written information and reports distributed to the board of directors. The Stock Purchase Agreement includes provisions that are intended to limit ECT's and JEDI II's obligations or liability to the Issuer including those that provide that, to the fullest extent permitted by law, ECT, JEDI II and their respective affiliates are not restricted from engaging in any business activity, regardless of whether such activity is in direct or indirect competition with the Issuer and are not required to offer any business opportunity to the Issuer.

         Warrants.   The Warrants are not exercisable until January 8, 1999,
and thereafter may be exercised at an exercise price of $11.50 per share of Common Stock at any time until their expiration on January 8, 2005. Both the exercise price and the number of shares of Common Stock purchasable upon exercise of the Warrants are subject to adjustment in certain circumstances. The exercise price of the warrants may be paid in cash or shares of Preferred Stock. The Warrants may also be exercised for Common Stock on a net basis using an average price for shares of Common Stock specified in the Warrants, or, in lieu of being exercised for shares of Common Stock, may be surrendered to the Issuer in exchange for a cash payment equal to the difference between the exercise price and an average price for shares of Common Stock specified in the Warrants. Pursuant to the Stock Purchase Agreement, the Warrants may not be transferred by ECT or JEDI II (other than to their affiliates) until January 8, 2000.

         ECT and JEDI II (as well as certain transferees) have rights under the Stock Purchase Agreement to require the Issuer to register for sale under the Securities Act of 1933 (the "Securities Act") the shares of Common Stock issuable upon exercise of the Warrants, at the expense of the Issuer. These rights include "piggy back" rights to include shares of Common Stock in Securities Act registrations effected by the Issuer, as well as certain "demand" registration rights.


         Preferred Stock. The Preferred Stock accrues cumulative quarterly dividends at a rate of $9.00 per annum. Dividends may be paid either in cash or, until January 15, 2002, in kind, at the annual rate of 0.09 of a share of Preferred Stock. The Preferred Stock is entitled to an initial liquidation preference of $104.50 per share, declining to $100 per share as specified in the Statement of Resolution.

         With certain exceptions set forth in the Statement of Resolution and except as required by law, the holders of Preferred Stock do not have the right to vote for directors of the Issuer or for any other purpose. However, the consent of holders of Preferred Stock, voting as a class, is required for the Issuer to (a) authorize, issue, or increase the authorized amount of capital stock that ranks senior to or on parity with the Preferred, (b) effect certain amendments to the Articles of Incorporation that would affect the Preferred Stock, (c) effect certain mergers or share exchanges specified in the Statement of Resolution, or (d) dispose of all or substantially all of the property and assets of the Issuer if such disposition would adversely affect the rights, preferences, powers, or privileges of the holders of the Preferred Stock.

         The Preferred Stock may be redeemed at the option of the Issuer, initially at a price of $104.50 per share plus accrued and unpaid dividends, which redemption price declines as specified in the Statement of Resolution. The Issuer is required to redeem the Preferred Stock on January 8, 2005 at $100 per share plus accrued and unpaid dividends. The Issuer is also required to redeem the Preferred Stock upon specified notice by the holders following certain events ("Optional Redemption Events"), which include: (i) failure to pay dividends on the Preferred Stock for two dividend periods, (ii) certain breaches of the terms of the Preferred Stock, (iii) the failure, for two consecutive fiscal quarters, of the Issuer's quarterly cash flow (as defined in the Statement of Resolution) to equal or exceed the dividends accrued in the quarter with respect to the Preferred Stock, (iv) certain defaults by the Issuer under its obligations on indebtedness for money borrowed, (v) certain violations of the Shareholders' Agreement, and (vi) certain transactions involving a sale, lease, exchange or other disposition of all or substantially all of the assets of the Issuer.

         If the Issuer fails to redeem the required number of shares of Preferred Stock on January 8, 2005 or following the occurrence of an Optional Redemption Event, the board of directors of the Issuer will be increased by the number of current directors plus one additional director and the holders of the Preferred Stock will have the exclusive right voting as a class to elect such new directors (which would then constitute a majority of the board of directors); provided, that if the Optional Redemption Event is one referred to in clauses (v) and (vi) above, then, in lieu of the foregoing increase in the board of directors, the board of directors of the Issuer will be increased by the number equal to the difference between (i) the whole number nearest to the quotient of (A) the number of directors then constituting the board of directors (subject to certain exceptions) divided by (B) 0.73 and (ii) the current number of directors. These voting rights continue only until such time as the shares of Preferred Stock required to be redeemed have been redeemed or necessary funds have been set aside for payment as specified in the Statement of Resolution.

         Shareholders' Agreement. In connection with the transactions contemplated by the Stock Purchase Agreement, ECT , JEDI II and the Issuer entered into a Shareholders' Agreement dated January 8, 1998 (the "Shareholders' Agreement") with S. P. Johnson IV, Frank A. Wojtek, Steven A. Webster, Paul B. Loyd, Jr., Douglas A.P. Hamilton, DAPHAM Partnership, L.P. and The Douglas A.P. Hamilton 1997 GRAT (the "Major Shareholders"). According to representations made by the Major Shareholders in the Shareholders Agreement, the Major Shareholders collectively owned 6,221,334 shares of Common Stock as of the date of the Shareholders Agreement. The

Shareholders' Agreement restricts the disposition by the Major Shareholders of their shares of Common Stock without the consent of ECT (or certain transferees). The Reporting Entities disclaim any beneficial ownership of the shares of Common Stock subject to the Shareholders' Agreement.

         Under the Shareholders' Agreement, the Major Shareholders have agreed that they will not (subject to certain limited exceptions), without the consent of ECT (or certain transferees of the Preferred Stock), transfer, assign, donate, sell, devise, encumber or in any other manner alienate (collectively, "Transfer") any portion of the Common Stock beneficially owned by them as of the date of the Shareholders' Agreement, except as provided below. Each Major Shareholder may Transfer during each calendar year beginning January 1, 1998 through and including 2001 up to 20% of the number of shares of Common Stock held by such Major Shareholder as of the date of the Shareholders' Agreement and any portion of such shares permitted to be Transferred in prior calendar years that were not so Transferred. Upon redemption of shares of Preferred Stock, a proportionate number of shares of Common Stock held by each Major Shareholder will be released from all transfer restrictions imposed by the Shareholders' Agreement, which release will be in addition to the other releases from the transfer restrictions provided therein. Notwithstanding the foregoing, each Major Shareholder has agreed to retain the final 20% of the Common Stock held by such shareholder until all shares of Preferred Stock have been redeemed.

         A breach by any Major Shareholder of the foregoing provisions would constitute an Optional Redemption Event with respect to the Preferred Stock, as described above under "Preferred Stock."

         Other than the transactions described herein, none of the Reporting Entities, nor to their knowledge, ECMLP II, ECC II or any person listed on
Schedule I hereto, has any plan or proposal that would result in any of the consequences listed in paragraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer:

         (a) None of the Reporting Entities owns directly any Common Stock. However, JEDI II owns Warrants exercisable for up to 750,000 shares of Common Stock and ECT owns Warrants exercisable for up to 250,000 shares of Common Stock. Such Warrants are not exercisable until January 8, 1999. If such Warrants were exercised in full by JEDI II and ECT, the shares of Common Stock issuable upon the exercise of such Warrants would represent approximately 6.6% and 2.2%, respectively, of the outstanding Common Stock (based on the number of shares of Common Stock outstanding as of January 8, 1998 as represented by the Issuer). Enron, ECT, ECMLP II and ECC II may be deemed to beneficially own the Warrants held by JEDI II. Enron may also be deemed to beneficially own the Warrants held by ECT. See Item 2. Enron disclaims beneficial ownership of any Warrants. JEDI II disclaims beneficial ownership of the Warrants issued to ECT. ECT disclaims beneficial ownership of the Warrants issued to JEDI II.

         (b) ECT and Enron may be deemed to share voting and dispositive power over the Warrants (and the shares of Common Stock issuable thereunder) held directly by ECT. In addition, Enron, ECT, ECMLP II, ECC II and JEDI II may be deemed to share voting and dispositive power over the Warrants (and the shares of Common Stock issuable thereunder) held by JEDI II. See Item 2.

         (c) Other than the transactions described herein, none of the Reporting Entities nor to their knowledge, any of the persons named in Schedule I hereto, has effected any transactions in the Common Stock during the preceding sixty days.

         (d)  Not applicable.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer:

         See the description of the Stock Purchase Agreement, the Warrants, the Preferred Stock and the Shareholders' Agreement in Item 4 above. JEDI II borrowed funds to acquire the Preferred Stock pursuant to a Revolving Credit Agreement with Chase Manhattan Bank and Barclays Bank PLC as agents for certain other banks.

Item 7.  Material to be Filed as Exhibits:

         Exhibit 1        Statement of Resolution Establishing Series of Shares designated 9% Series A Preferred Stock
                          (incorporated herein by reference to Exhibit 4.1 to the Issuer's Form 8-K filed January 9,
                          1998).

         Exhibit 2        Warrant Certificates (incorporated herein by reference to Exhibit 4.2 to the Issuer's Form 8-K filed January 9, 1998).

         Exhibit 3        Stock Purchase Agreement dated January 8, 1998 among the Issuer, ECT and JEDI II (incorporated herein by reference to Exhibit 99.1 to the Issuer's Form 8-K filed January 9, 1998).

         Exhibit 4        Shareholders' Agreement dated January 8, 1998 among the Issuer, S. P. Johnson IV, Frank A.
                          Wojtek, Steven A. Webster, Paul B. Loyd, Jr., Douglas A.P. Hamilton, DAPHAM Partnership, L.P.,
                          The Douglas A.P. Hamilton 1997 GRAT, ECT and JEDI II (incorporated herein by reference to
                          Exhibit 99.2 to the Issuer's Form 8-K filed January 9, 1998).

         Exhibit 5        Joint Filing Agreement

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.




Date:  March 2, 1998               ENRON CAPITAL & TRADE RESOURCES CORP.

                                   By: /s/ PEGGY B. MENCHACA
                                      ----------------------------------------
                                   Name:  Peggy B. Menchaca
                                   Title:  Vice President and Secretary





Date:  March 2, 1998               JOINT ENERGY DEVELOPMENT
                                       INVESTMENTS II LIMITED PARTNERSHIP

                                   By:    Enron Capital Management II
                                          Limited Partnership, its general
                                          partner

                                   By:    Enron Capital II Corp., its general
                                          partner


                                   By: /s/ PEGGY B. MENCHACA
                                      ------------------------------------
                                   Name:  Peggy B. Menchaca
                                   Title:  Vice President and Secretary

Date:  March 2, 1998               ENRON CORP.



                                   By: /s/ PEGGY B. MENCHACA
                                      ------------------------------------
                                   Name:  Peggy B. Menchaca
                                   Title:  Vice President and Secretary

                        DIRECTORS AND EXECUTIVE OFFICERS
                     ENRON CAPITAL & TRADE RESOURCES CORP.

Name and Business Address        Citizenship         Position and Occupation
-------------------------        -----------         -----------------------
1400 Smith Street
Houston, TX  77002

Mark A. Frevert                   U.S.A.           Director; President - ECT
                                                   Europe and Managing Director

Mark E. Haedicke                  U.S.A.           Director; Managing Director - Legal

Kevin P. Hannon                   U.S.A.           Director; President and Chief
                                                   Operating Officer

Kenneth D. Rice                   U.S.A.           Director; Chairman of the Board, Chief
                                                   Executive Officer and Managing
                                                   Director; Chairman and Chief
                                                   Executive Officer - ECT North
                                                   America

Gene E. Humphrey                  U.S.A.           Vice Chairman

Lou L. Pai                        U.S.A.           Managing Director

Amanda K. Martin                  U.S.A.           President - Energy and Finance Services

John B. Echols, Jr.               U.S.A.           Managing Director and Chief
                                                   Accounting Officer

Donald C. Bentley II              U.S.A.           Senior Vice President

Marty Sunde                       U.S.A.           Senior Vice President

Rebecca C. Carter                 U.S.A.           Vice President and Chief Control
                                                   Officer

Robert J. Hermann                 U.S.A.           Vice President and General Tax
                                                   Counsel

                        DIRECTORS AND EXECUTIVE OFFICERS
                             ENRON CAPITAL II CORP.

Name and Business Address        Citizenship               Position and Occupation
-------------------------        -----------               -----------------------
1400 Smith Street
Houston, TX  77002

James V. Derrick, Jr.             U.S.A.                    Director

Mark A. Frevert                   U.S.A.                    Director

Kenneth D. Rice                   U.S.A.                    Director; Chairman, Chief Executive
                                                            Officer and Managing Director

Gene E. Humphrey                  U.S.A.                    President and Managing Director

Andrew S. Fastow                  U.S.A.                    Managing Director

Mark E. Haedicke                  U.S.A.                    Managing Director and General Counsel

Jeremy M. Blachman                U.S.A.                    Vice President

Richard B. Buy                    U.S.A.                    Vice President

Rebecca C. Carter                 U.S.A.                    Vice President and Chief Control Officer

William D. Gathmann               U.S.A.                    Vice President, Finance and Treasurer

Robert J. Hermann                 U.S.A.                    Vice President and General Tax Counsel

Clifford P. Hickey                U.S.A.                    Vice President

Jordan H. Mintz                   U.S.A.                    Vice President, Tax and Tax Counsel

Kristina M. Mordaunt              U.S.A.                    Vice President and Assistant General
                                                            Counsel

Julia Heintz Murray               U.S.A.                    Vice President and General Counsel,
                                                            Finance

Andrea Vail                       U.S.A.                    Vice President

                        DIRECTORS AND EXECUTIVE OFFICERS
                                  ENRON CORP.


Name and Business Address                         Citizenship      Position and Occupation
-------------------------                         -----------      -----------------------
 Robert A. Belfer                                   U.S.A.          Director
 767 Fifth Avenue, 46th Fl.                                         Chairman, President and Chief
 New York, NY 10153                                                    Executive Officer,
                                                                    Belco Oil & Gas Corp.

 Norman P. Blake, Jr.                               U.S.A.          Director
 USF&G Corporation                                                  Chairman, United States Fidelity
 6225 Smith Ave. LA0300                                                and Guaranty Company
 Baltimore, MD 21209

 Ronnie C. Chan                                     U.S.A.          Director
 Hang Lung Development                                              Chairman of Hang Lung
    Company Limited                                                    Development Group
 28/F, Standard Chartered
    Bank Building
 4 Des Vouex Road Central
 Hong Kong

 John H. Duncan                                     U.S.A.          Director
 5851 San Felipe, Suite 850                                         Investments
 Houston, TX 77057

 Joe H. Foy                                         U.S.A.          Director
 404 Highridge Dr.                                                  Retired Senior Partner,
 Kerrville, TX 78028                                                Bracewell & Patterson, L.L.P.

 Wendy L. Gramm                                     U.S.A.          Director
 P. O. Box 39134                                                    Former Chairman, U.S. Commodity
 Washington, D.C. 20016                                                Futures Trading Commission

 Ken L. Harrison                                    U.S.A.          Director
 121 S. W. Salmon Street                                            Vice Chairman of Enron Corp.
 Portland, OR 97204

Name and Business Address                         Citizenship      Position and Occupation
-------------------------                         -----------      -----------------------
 Robert K. Jaedicke                                 U.S.A.          Director,
 Graduate School of Business                                        Professor (Emeritus), Graduate
 Stanford University                                                   School of Business
 Stanford, CA 94305                                                    Stanford University

 Charles A. LeMaistre                               U.S.A.          Director
 13104 Travis View Loop                                             President (Emeritus), University of
 Austin, TX 77030                                                      Texas M. D. Anderson Cancer
                                                                       Center

 Jerome J. Meyer                                    U.S.A.          Director
 26600 S. W. Parkway                                                Chairman and Chief Executive
 Building 63; P. O. Box 1000                                        Officer, Tektronix, Inc.
 Wilsonville, OR 97070-1000

 John A. Urquhart                                   U.S.A.          Director and Vice Chairman of
 John A. Urquhart Assoc.                                               Enron Corp.
 111 Beach Road                                                     President, John A. Urquhart
 Fairfield, CT 06430                                                   Associates

 John Wakeham                                        U.K.           Director
 Pingleston House                                                   Former U.K. Secretary of State for
 Old Alresford                                                         Energy and Leader of the
 Hampshire S024 9TB                                                    Houses of Commons and Lords
 United Kingdom

 Charls E. Walker                                   U.S.A.          Director
 Walker & Walker, LLC.                                              Chairman, Walker & Walker, LLC
 10220 River Road, Ste. 105
 Potomac, Maryland 20854

 Bruce G. Willison                                  U.S.A.          Director
 4900 Rivergrade Road                                               President and Chief Operating
 Irwindale, CA 91706                                                Officer, Homes Savings of America

 Herbert S. Winokur, Jr.                            U.S.A.          Director
 Winokur & Associates, Inc.                                         President, Winokur & Associates,
 30 East Elm Ct.                                                       Inc.
 Greenwich, CT 06830

 1400 Smith Street
 Houston, TX 77002

Name and Business Address                          Citizenship    Position and Occupation
-------------------------                          -----------    -----------------------
 Kenneth L. Lay                                     U.S.A.          Director, Chairman and Chief Executive
                                                                    Officer

 Jeffrey K. Skilling                                U.S.A.          Director, President and Chief Operating
                                                                    Officer

 J. Clifford Baxter                                 U.S.A.          Senior Vice President, Corporate
                                                                    Development

 Richard A. Causey                                  U.S.A.          Senior Vice President and Chief
                                                                    Accounting and Information Officer

 James V. Derrick, Jr.                              U.S.A.          Senior Vice President and General Counsel

 Andrew S. Fastow                                   U.S.A.          Senior Vice President, Finance

 Stanley C. Horton                                  U.S.A.          Chairman and Chief Executive Officer,
                                                                    Enron Gas Pipeline Group

 Rebecca P. Mark                                    U.S.A.          Chairman and Chief Executive Officer,
                                                                    Enron International Inc.

 Thomas E. White                                    U.S.A.          Chairman, Chief Executive Officer and
                                                                    President, Enron Ventures Corp.